Exhibit 99.1

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Aurinia Pharmaceuticals Inc. (the “Company”)

#1203-4464 Markham Street

Victoria, BC A1 V8Z 7X8

Item 2	Date of Material Change

November 2, 2016

Item 3	News Release

A news release was issued and disseminated by the Company through Business Wire on November 2, 2016.

Item 4	Summary of Material Change

The Company announced its plans for a single Phase III clinical trial for voclosporin in the treatment of lupus nephritis (“LN”). Pursuant to its recent End of Phase II meeting with the U.S. Food & Drug Administration (“FDA”) Division of Pulmonary, Allergy and Rheumatology Products, the Company believes this Phase III clinical trial, whose design is consistent with the ongoing AURA study, will support a New Drug Application (“NDA”) submission.

Item 5	Full Description of Material Change

The Company announced its plans for a single Phase III clinical trial for voclosporin in the treatment of LN. Pursuant to its recent End of Phase II meeting with the FDA Division of Pulmonary, Allergy and Rheumatology Products, the Company believes this Phase III clinical trial, whose design is consistent with the ongoing AURA study, will support an NDA submission.

The Phase III clinical trial will be a global 52-week double-blind, placebo controlled study of approximately 320 patients. The Company is finalizing the study protocol and regulatory submissions and in parallel is working on site selection with trial initiation anticipated in Q2 2017. Patients will be randomized 1:1 to either of 23.7 mg voclosporin BID and MMF or MMF and placebo, with both arms receiving a stringent oral corticosteroid taper. The study population will be comprised of patients with biopsy-proven active LN who will be evaluated on the primary efficacy endpoint of renal response at 24 weeks, a composite which includes:

•	Urinary/protein creatinine ratio (UPCR) of <0.7mg/mg

•	Normal, stable renal function (>60 mL/min/1.73m2 or no confirmed decrease from baseline in eGFR of >20%)

•	Presence of sustained, low dose steroids (<10mg prednisone from week 16-24)

•	No administration of rescue medications

The readout of the primary endpoint of renal response at 24 weeks will occur after database lock at 52 weeks at which point the Company intends to submit an NDA. Patients completing the 52-week study will then have the option to roll-over into a 104 week blinded continuation study. These data will allow the Company to assess long-term outcomes in LN patients that will be valuable in a post-marketing setting in addition to future interactions with various regulatory authorities.

While voclosporin has received fast track designation, the FDA has informed the Company that voclosporin is not eligible for breakthrough therapy designation at this time. The Company will continue to benefit from its fast track designation which includes more frequent communications with the FDA and potential for priority review and an option to submit a rolling NDA submission, which may expedite the review process.

Item 5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No significant facts remain confidential in, and no information has been omitted from, this report.

Item 8	Executive Officer

For further information, please contact:

Mr. Michael R. Martin, Chief Operating Officer

250-415-9713

mmartin@auriniapharma.com

Item 9	Date of Report

November 9, 2016

Forward-looking Statements

This material change report contains forward-looking statements, including statements related to the Company’s plans for the Phase III clinical trial, the belief that the Phase III clinical trial will support an NDA submission, the Company’s plans to submit an NDA, the value of the data from the clinical trial and the potential expedite review process as a result of the fast track designation. It is possible that such results or conclusions may change based on further analyses of these data. Words such as “plans,” “intends,” “may,” “will,” “believe,” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. the Company’s actual activities and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, the risk that the Company’s clinical studies for voclosporin may not lead to regulatory approval.These and other risk factors are discussed under “Risk Factors” and elsewhere in the Company’s Annual Information Form for the year ended December 31, 2015 filed with Canadian securities authorities and available at www.sedar.com and on Form 40-F with the U.S. Securities Exchange Commission and available at www.sec.gov, each as updated by subsequent filings, including filings on Form 6-K. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.